================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

                     FOR THE FISCAL YEAR ENDED JULY 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to
                               -------------    -------------

Commission file number 001-04129


A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                                ZALE CORPORATION
                             901 W. WALNUT HILL LANE
                            IRVING, TEXAS 75038-1003


================================================================================

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedules

                             July 31, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN



                                TABLE OF CONTENTS




                                                                                                                    PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits
     July 31, 2003 and 2002                                                                                           2

Statements of Changes in Net Assets Available for Benefits
     Years ended July 31, 2003 and 2002                                                                               3

Notes to Financial Statements                                                                                         4

Supplemental Schedules

1    Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
         July 31, 2003                                                                                               11

2    Schedule G, Part III - Schedule of Nonexempt Transactions
         Year ended July 31, 2003                                                                                    12

                          INDEPENDENT AUDITORS' REPORT



The Plan Committee
Zale Corporation Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zale Corporation Savings and Investment Plan as of July 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP


Fort Worth, Texas
January 26, 2004

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                             July 31, 2003 and 2002


                                                             2003               2002
                                                          -----------        -----------
Assets:
     Investments, at fair market value:
        Cash and short-term investments                   $   347,366            255,616
        Common stock mutual funds                          37,381,490         34,307,677
        Bond mutual funds                                  13,221,576          9,999,249
        Government securities mutual funds                 18,524,696         15,426,890
        Zale Corporation common stock                      17,560,407         13,233,826
        Participants' loans                                 3,910,960          3,741,612
                                                          -----------        -----------
                 Total investments                         90,946,495         76,964,870
                                                          -----------        -----------
     Receivables:
        Employer's contributions                            1,986,033            885,503
        Participants' contributions                            60,666                 --
        Other receivables                                      58,126             72,964
                                                          -----------        -----------
                 Total receivables                          2,104,825            958,467
Liabilities:
     Excess contributions payable                             101,139            343,265
                                                          -----------        -----------
                 Net assets available for benefits        $92,950,181         77,580,072
                                                          ===========        ===========


See accompanying notes to financial statements.

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                       Years ended July 31, 2003 and 2002


                                                                           2003               2002
                                                                        -----------        -----------
Additions to net assets:
     Investment income:
        Net appreciation                                                $10,563,776                 --
        Interest and dividends                                            2,166,812          2,576,134
                                                                        -----------        -----------
                 Total investment income                                 12,730,588          2,576,134
     Contributions:
        Employer                                                          1,984,837          3,109,857
        Participants                                                      7,471,375          7,996,048
        Rollovers                                                           177,769            218,575
                                                                        -----------        -----------
                 Total contributions                                      9,633,981         11,324,480
     Transfer of assets for Piercing Pagoda plan merger                          --         10,920,669
                                                                        -----------        -----------
                 Total additions                                         22,364,569         24,821,283
                                                                        -----------        -----------
Deductions from net assets:
     Net depreciation in fair value of assets                                    --         12,313,719
     Payments to participants and beneficiaries                           6,893,321         13,136,866
     Refund of excess contributions                                         101,139            343,265
                                                                        -----------        -----------
                 Total deductions                                         6,994,460         25,793,850
                                                                        -----------        -----------
                 Net increase (decrease) in net assets available
                    for benefits                                         15,370,109           (972,567)
Net assets available for benefits, beginning of year                     77,580,072         78,552,639
                                                                        -----------        -----------
Net assets available for benefits, end of year                          $92,950,181         77,580,072
                                                                        ===========        ===========


See accompanying notes to financial statements

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                             July 31, 2003 and 2002


(1)    DESCRIPTION OF PLAN

       The Zale Corporation Savings and Investment Plan (the Plan) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       (a)    GENERAL

              Employees are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches age 21 or the date on which the employee completes one year of service. One year of service is defined by the Plan as 1,000 or more hours of service completed in a 12-month period beginning on date of employment with Zale Corporation (the Company or Employer) or an anniversary of the employment date. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation.

              In September 2000, the Company purchased Piercing Pagoda, Inc., which sponsored the Piercing Pagoda, Inc. Retirement and Savings Plan. This plan was merged into the Plan effective August 1, 2001. Piercing Pagoda, Inc. employees who meet the eligibility requirements of the Plan are now eligible to participate in the Plan.

       (b)    EMPLOYEE CONTRIBUTIONS

              Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 30% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant could contribute under this limitation is $12,000 and $11,000 for each calendar year 2003 and 2002, respectively. Effective August 1, 2002, employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $1,000 in 2002 and $2,000 in 2003.

       (c)    EMPLOYER CONTRIBUTIONS

              The Plan provides that the Company make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who voluntarily contributes to the Plan. Prior to March 1, 2002, the Company matched one dollar in Company Common Stock for every dollar contributed by participants up to 4% of the participant's annual compensation, subject to IRS limitations.

              Effective March 1, 2002, the Plan was amended to require employment on the last day of the Plan year (July 31) in order to receive an allocation of matching contributions, unless the participant died, retired on or after age 65, or became disabled during the plan year. Further, the matching contributions were reduced to 50% of the first 4% of annual compensation contributed to the Plan as a salary deferral contribution. Matching contributions are made in Company Common Stock, subject to IRS limitations. After March 1, 2002, matching contributions are allocated after the end of the Plan year. In addition, forfeitures may be used to pay the Plan's administrative expenses as well as to reduce matching contributions.



                                       4
                                                                     (Continued)

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                             July 31, 2003 and 2002


       (d)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

              Bond Investment Option                 Invests primarily in domestic fixed income
                                                       securities such as corporate bonds, U.S.
                                                       government securities, certificates of
                                                       deposit, commercial paper, and other
                                                       fixed income securities.

              Dreyfus Government Fund Option         Invests solely in securities issued and guaranteed
                                                       by the U.S. government or its agencies or
                                                       instrumentalities, and repurchase agreements
                                                       collateralized by these securities.

              Growth and Income Investment Option    Invests in domestic and international common
                                                       stocks, other equity securities, corporate and
                                                       government bonds, and short-term cash
                                                       equivalents.

              Growth Investment Option               Invests primarily in domestic common stocks and
                                                       other equity securities, with a smaller allocation
                                                       to international securities.

              Aggressive Growth Investment Option    Invests primarily in common stocks and other equity
                                                       securities of small, rapidly growing companies and
                                                       also larger companies with strong growth potential.
                                                       This option invests in both domestic and international
                                                       securities.

              Global Investment Option               Invests primarily in common stocks and other equity
                                                       securities of companies based both within and outside
                                                       of the United States.

              Zale Corporation Common Stock          Participants invest up to 25% of their salary deferral
                                                       contribution accounts and up to 100% of the balance of
                                                       their other accounts in Company Common Stock.


              Participants may change their investment options daily. After initial contributions, participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.



                                       5
                                                                     (Continued)

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                             July 31, 2003 and 2002


       (e)    LOAN PROVISIONS

              The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant's highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the Wall Street Journal prime interest rate at the time the loan is made plus 2%, as determined by the Plan Committee (the Committee). Interest rates ranged between 6.00% and 6.75 % for loans established during the Plan year ended July 31, 2003 and between 6.75% and 8.75% for the Plan year ended July 31, 2002. Principal and interest are paid ratably through biweekly payroll deductions.

       (f)    VESTING

              A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon. Through July 1998, the Company also made discretionary profit-sharing contributions to the Plan. Participants vest in employer discretionary profit sharing contributions and earnings thereon as follows:


                                         VESTED
                                       PERCENT OF
                                      DISCRETIONARY
                                      PROFIT SHARING
    Years of active service           CONTRIBUTIONS
---------------------------------   ------------------
Less than 3 years                                  0%
3 years                                           20%
4 years                                           40%
5 years                                           60%
6 years                                           80%
7 or more years                                  100%


              For the purpose of this schedule, a year of service means a year from August 1 to July 31 during which a participant works at least 1,000 hours of service. Additionally, full vesting occurs upon a participant's death, full and permanent disability, or retirement after age 65 with five years of participation. Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

       (g)    DISTRIBUTIONS AND WITHDRAWALS

              Upon retirement, a participant may withdraw the full value of his or her account in a single, lump-sum distribution or a direct rollover to an Individual Retirement Account or another plan. Distribution of the participant's entire balance also becomes due upon death or total disability. Upon termination of employment for any other reason, if the participant's vested account balance is less than $5,000, it will be automatically distributed unless the participant elects to roll it over to an IRA



                                       6
                                                                     (Continued)

                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                             July 31, 2003 and 2002


              or another plan. If the participant's vested account is at least $5,000, the participant may leave the balance in the Plan until normal retirement age. Participants may make hardship withdrawals during employment from their Employee 401(k) Contributions (but not the earnings thereon) or Employer Discretionary Profit-Sharing Contributions and earnings thereon (but not Employer 401(k) Matching Contributions) at specific times, subject to certain restrictions.

       (h)    FORFEITED ACCOUNTS

              Forfeited accounts may be used to reduce future Employer contributions. Effective March 1, 2002, the forfeitures may also be used to pay the Plan's administrative expenses. For the Plan years ended July 31, 2003 and 2002, forfeited nonvested accounts were approximately $60,000 and $393,000, respectively. Of those forfeited accounts, approximately $60,000 and $373,000, respectively, were used to reduce Employer contributions in accordance with the Plan document.

       (i)    TAX STATUS

              The Plan has received a favorable determination letter dated August 4, 2003 from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the Code). The Company and the Plan's tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code.

       (j)    PLAN ADMINISTRATION

              The Plan is administered by the Committee, which is appointed by the Company's board of directors (the Board) or Chief Executive Officer. The Company retains the services of State Street Bank as the trustee of the Plan and Mellon HR Solutions, formerly known as PricewaterhouseCoopers Unifi Network, as the Plan's recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

(2)    AMENDMENT OR TERMINATION OF THE PLAN

       The Company's Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant's account would be 100% vested and distributed under the direction of the Committee. The Board has no intention to terminate the Plan.

(3)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The Plan uses the accrual method of accounting. The classifications in use at July 31, 2003 have been applied to the financial statements for July 31, 2002.



                                       7
                                                                     (Continued)

                                ZALE CORPORATION
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                             July 31, 2003 and 2002



         (B)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  Investments in mutual fund securities and the Company's common stock are valued at fair market value based on quoted market prices as of the Plan's year-end. Purchases and sales of securities are recorded on a trade-date basis. The Plan offers seven investment options. These investment options are: Bond Investment, Dreyfus Government Fund Option, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, Global Investment, and Zale Corporation Common Stock (see note 1(d) for detail of investment options).

                  Net appreciation and depreciation of investments are calculated based on the difference between the fair market value of the investments as of the beginning of the year, or purchase price if purchased during the year, and the fair market value of the investment as of the end of the year, or the selling price if sold during the year. Such amounts are shown as net depreciation or appreciation in these financial statements.

         (C)      ADMINISTRATION EXPENSES

                  The Plan has a revenue sharing agreement with the Plan's mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent revenues and 12b-1 revenues are deposited directly to the Plan. Most administrative expenses related to the Plan's investments are paid by the Plan and are offset by the Sub Transfer Agent and 12b-1 revenues. While it is not required that the Company reimburse the Plan for any administrative expenses not covered by Sub Transfer Agent, 12b-1 revenues, and forfeitures, the Company has done so in the past and may do so in the future. For the Plan year's ended July 31, 2003 and 2002, the Plan incurred approximately $191,000 and $152,000, respectively, of expenses that were not covered by funds received under the revenue-sharing agreement and were paid by the Company.

         (D)      USE OF ESTIMATES

                  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

                  The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

         (E)      PAYMENT OF BENEFITS

                  Payments to participants and beneficiaries are recorded when paid.



                                       8
                                                                     (Continued)

                                ZALE CORPORATION
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                             July 31, 2003 and 2002



(4)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         At July 31, 2002, the Plan had not paid $324,602 of benefits to participants who had requested distribution prior to year-end. In accordance with accounting principles generally accepted in the United States of America, these amounts are not included as liabilities in the accompanying statements of net assets available for benefits as of July 31, 2002. All requests for distributions were paid in the current Plan year for 2003.

         The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

                                                           2003            2002
                                                        -----------     -----------
Net assets available for benefits per the financial
     statements                                         $92,950,181      77,580,072
Amounts allocated to withdrawing participants                    --        (324,602)
                                                        -----------     -----------
Net assets available for benefits per the Form 5500     $92,950,181      77,255,470
                                                        ===========     ===========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                               2003
                                                                            -----------
Payments to participants and beneficiaries per the financial statements     $ 6,893,321
Amounts allocated to withdrawing participants at end of year                         --
Less amounts allocated to withdrawing participants at beginning of year        (324,602)
                                                                            -----------
Distributions to participants per the Form 5500                             $ 6,568,719
                                                                            ===========

(5)      INVESTMENTS

         The following investments are greater than 5% of ending net assets as of July 31, 2003 and 2002:

                                                           2003            2002
                                                       -----------     -----------
Oppenheimer Ltd. Term Government Fund                  $ 6,732,824       5,232,093
Oppenheimer Strategic Income Fund                        6,663,400       5,008,853
Bond Fund of America                                     6,558,176       4,990,396
Franklin Custodian U.S. Government Securities Fund       6,385,180       6,950,851
Zale Corporation Common Stock                           17,560,407      13,233,826

                                                                     (Continued)

                                ZALE CORPORATION
                          SAVINGS AND INVESTMENT PLAN

                         Notes to Financial Statements

                             July 31, 2003 and 2002



         For the Plan years ended July 31, 2003 and 2002, the Plan's investments' net appreciation (depreciation) in the fair value of investments is as follows:

                                                2003              2002
                                        ------------      ------------
Bond Investment Option                  $    631,456          (396,187)
Growth and Income Investment Option          780,641        (2,591,207)
Growth Investment Option                     419,485        (3,060,613)
Aggressive Growth Investment Option        1,604,157        (4,231,809)
Global Investment Option                     187,004          (650,824)
Dreyfus Government Fund Option                (3,036)               --
Zale Corporation Common Stock              6,944,069        (1,383,079)
                                        ------------      ------------
                                        $ 10,563,776       (12,313,719)
                                        ============      ============

         As of July 31, 2003 and 2002, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option, and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments' prospectuses, futures, forwards, and options are used only for the purpose of managing the funds' exposure to stock and bond markets and to fluctuations in interest rates and currency values.

(6)      RELATED-PARTY TRANSACTIONS

         During the 2003 and 2002 Plan years, the Plan engaged in certain transactions with State Street Bank and Trust in its role as the trustee and asset custodian for the Plan. Such transactions are considered as exempt party-in-interest transactions.

(7)      PROHIBITED TRANSACTIONS

         The Plan engaged in certain prohibited transactions related to the unintentional late remission of contributions to the Plan's trust. The transactions, totaling $47,788, are detailed in the supplemental Schedule of Nonexempt Transactions attached to these financial statements. The Plan's management will correct the prohibited transactions, plus lost earnings, in accordance with ERISA.

                                                                      SCHEDULE 1



                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                 EIN: 75-0675400
                                  Plan No.: 002

     Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
                                  July 31, 2003

 (a)                (b)                                                             (c)                                    (e)
            IDENTITY OF ISSUER                    SHARES                    DESCRIPTION OF INVESTMENT                  CURRENT VALUE
-----  --------------------------------------  --------------      -----------------------------------------------     -------------
       Short-term investments/cash:
  *           State Street Bank                      347,366       ST Investment Fund/Cash                             $     347,366

       Mutual funds:                                               Bond Investment Option:

              Oppenheimer                            950,176          Oppenheimer Ltd Term Government Fund                 6,732,824
              Oppenheimer                          1,699,847          Oppenheimer Strategic Income Fund                    6,663,400
              American Funds                         504,863          Bond Fund of America                                 6,558,176
              Franklin Templeton                     950,176          Franklin Custodian U.S. Gov. Securities Fund         6,385,180

                                                                   Growth and Income Investment Option:

              American Funds                         257,323          Income Fund of America                               3,973,067
              Washington Mutual                      512,056          Van Kampen Equity Income Fund A                      3,697,046
              Mass. Financial Services               262,092          MFS Total Return Fund                                3,645,750
              Putnam Funds                           407,216          Putnam Asset Allocation A                            3,705,667

                                                                   Growth Investment Option:

              American Funds                          82,515          Washington Mutual Investors                          2,128,060
              American Funds                         131,321          Growth Fund of America                               2,832,602
              Mass. Financial Services               152,443          MFS Core Growth                                      2,154,024
              Janus                                  112,692          Janus Aspen Cap App Fund                             2,156,926

                                                                   Aggressive Growth Investment Option:

              Davis                                  134,726          Davis NY Venture Fund                                3,197,050
              Franklin Templeton                     135,853          Franklin Small Capital Growth Fund                   3,544,415
              Franklin Templeton                     113,537          Franklin California Growth Fund                      3,267,591
              American Funds                         212,131          American Funds AMCAP Fund                            3,222,263

                                                                   Global Investment Option:

              American Funds                          37,975          Europacific Growth Fund                                957,737
              Oppenheimer                             23,127          Oppenheimer Global Fund                                972,480
              Putnam Mutual Funds                     52,869          Putnam International Equity Fund                       938,417
              Franklin Templeton                      53,061          Templeton Growth A                                     961,462

                                                                   Dreyfus Government Fund Option:

              Dreyfus Fund                         1,433,625          General Government Securities Money Market
                                                                         Fund                                              1,433,625

  *           Zale Corporation                       369,304       Zale Corporation Common Stock, par value $0.01         17,560,407

  *           Participant's loans                     N/A          Participant's loans, interest rates ranging from
                                                                      6.00% - 8.75%                                        3,910,960
                                                                                                                       -------------
                           Total                                                                                       $  90,946,495
                                                                                                                       =============

* Column (a) indicates each identified person/entity known to be a party in interest.

Historical cost (column (d)) is not presented on this schedule, as all investments are participant directed.

This supplemental schedule lists assets held for investment purposes as of July 31, 2003, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                                ZALE CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                 EIN: 75-0675400
                                  Plan No.: 002

            Schedule G, Part III - Schedule of Nonexempt Transactions

                            Year ended July 31, 2003


      (a)              (b)                      (c)                          (h)           (i)            (j)
  IDENTITY OF                                                                            CURRENT        NET GAIN
     PARTY                                 DESCRIPTION OF                  COST OF        VALUE          ON EACH
   INVOLVED        RELATIONSHIP             TRANSACTION                     ASSET        OF ASSET      TRANSACTION
----------------   ------------   -----------------------------------   -------------   -----------    -----------
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 46.1%           $       1,070         1,566            496
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 37.0%                   1,349         1,847            498
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 28.2%                      89           114             25
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 26.3%                  44,423        56,109         11,686
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 25.5%                     424           532            108
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 23.0%                     188           231             43
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 12.7%                     147           166             19
Zale Corporation   Employer       Lending of funds to employer at
                                     effective rates of 2.7%                       98           101              3


This supplemental schedule lists nonexempt transactions for the year ended July 31, 2003, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.


See accompanying independent auditors' report.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Zale Corporation Savings and Investment Plan
                                    --------------------------------------------
                                                  (Registrant)


Date January 27, 2004               /s/ CYNTHIA T. GORDON
     ----------------               --------------------------------------------
                                    Cynthia T. Gordon
                                    Senior Vice-President, Controller
                                    (principal accounting officer of the
                                    registrant)

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

23.1              Independent Auditors' Consent